

January 19, 2011

Anthony Pasquale, President
VB Clothing Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

>   **Re: VB Clothing Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 3, 2011**
>   **File No. 333-170779**

Dear Mr. Pasquale:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 8

1. We note your added risk factor regarding your lack of intellectual property protection on page nine in response to comment four of our letter dated December 17, 2010. Please clarify the risk of incurring liability due to your lack of intellectual property protection and the effect such liability may have on the company.

Use of Proceeds, page 13

2. We note your response to comment eight of our letter dated December 17, 2010 and reissue that comment in part. Please describe what specific costs you anticipate will be included in creating garment patterns and prototypes in connection with the line item Product Development and reconcile such costs with your discussion in MD&A starting on page 24 of your proposed milestones. We also note that you seem to indicate in your revised disclosure in the last paragraph of page 21 that you have not compensated anyone

for product development in the past, so it is unclear why you would need to do so going forward.

3. In this regard, please also revise footnote two on page 13 and your MD&A to refer to the updated name for the Contractors line item and either eliminate the reference to "includes, but is not be [sic] limited to" or describe what other ways such funds will be applied. Please also reconcile your disclosure here with your discussion in MD&A under 4-6 Months on page 25 regarding the use of proceeds allocated to this line item to conduct "design work".

4. We note your response to comment nine of our letter dated December 17, 2010 and reissue that comment in part. Please revise footnote four on page 13 to describe the amount of funds you will allocate to each marketing strategy.

5. We reissue comment 11 of our letter dated December 17, 2010. We note your statement in the last sentence of page 24 regarding possible future expenses being funded by proceeds from the offering that are currently allocated to Working Capital. Please revise your disclosure in footnote three on page 13 to include a discussion of this possibility.

Non-Cumulative Voting, page 16

6. We reissue comment 15 of our letter dated December 17, 2010. It appears that you continue to refer to cumulative voting rights despite describing non-cumulative voting rights. Please revise this section as appropriate or advise us as to why you believe cumulative voting rights function in the manner you have described under Nevada law.

Description of Our Business, page 17
General

7. We note your response to comment 17 of our letter dated December 17, 2010 and reissue that comment in part. Please revise this section to remove remaining promotional disclosure or provide the basis for such disclosure. For example, we note your statements that you were "the first company to combine denim with cotton spandex" and that your initial product "has the stylish design to attract the 15 -20 year old female market . . ." both, on page 17. With respect to the former statement, we note that many companies appear to combine denim and cotton spandex in their jeans and in products commonly referred to as "jeggings".

Product Development, page 18

8. We note your response to comment 20 of our letter dated December 17, 2010 and reissue that comment. Please provide the basis for your statement in the first paragraph of this section that "[u]tilization of these two time-tested popular mediums gives VB Clothing versatility in marketing few other companies are currently experiencing."

9. We reissue comment 21 of our letter dated December 17, 2010. We are unable to locate the revisions that your supplemental response indicates that you made. In this regard, please provide more detailed disclosure than what is provided in your supplemental response, and avoid the use of jargon such as "marketing buzz."

10. We note your response to comment 22 of our letter dated December 17, 2010 and reissue that comment in part. Please revise your discussion under Product Development to describe how you intend on adapting your existing women's designs into unisex designs.

11. We note your response to comment 24 of our letter dated December 17, 2010 and reissue that comment in part. Please provide additional details on your existing development, or plans to develop, designer jeans. In this regard, we note that your disclosure under Description of Our Business starting on page 17 only discusses the rear cotton spandex stretch panel denim shorts.

12. Your revised disclosure refers to "existing products". You do not appear to have existing products. Please revise.

13. You refer to your plans to continue to develop designer jeans. Please disclose the nature and extent of your activities to date regarding this development.

Industry Analysis and Competition, page 18
Industry and Trend Analysis, page 18

14. According to the disclosure, your first design is a denim/spandex short and your anticipated designs relate to "shorts, tops, Tees, and hats." We do not understand the focus of this section on denim manufacturers and designer jean sales. Please explain or revise.

15. We reissue in part comment 26 of our letter dated December 17, 2010. It is unclear how the revised disclosure in this section supports your claim that the denim industry has had "soaring profits."

16. In this regard, it is also unclear how your description of the mixed performance of what appear to be certain Indian denim fabric suppliers relates to your business or supports your statements regarding the profitability or market for high-end designer jeans.

17. Furthermore, revise your disclosure to provide financial metrics in terms of US dollars and to avoid using foreign terms such as "crore" and "lakh."

18. We reissue comment 28 of our letter dated December 17, 2010. Please revise your discussion under Industry and Trend Analysis to discuss industry trends in your target

markets that may affect your business and any competitors in those markets for your anticipated products.

19. We note your response to comment 30 of our letter dated December 17, 2010 and reissue that comment in part. Please define the terms "pre-budget age" and "wave buyers" where they first occur in the last paragraph of page 18. Also, for the sake of clarity, define these terms in the paragraph rather than using footnotes.

20. We note that you have copied the numerical list of your target markets from the section Delineation of the Market Area and Identification of Target Markets, starting on page 19, and included it under Industry and Trend Analysis starting on page 18. To the extent you retain this approach in the next amendment to your registration statement, please conform your disclosure, as appropriate, between these two sections.

21. In this regard, we note that you made certain changes in response to comment 31 of our letter dated December 17, 2010 in the second discussion of College Women on page 19, but not the first discussion found in the first paragraph of that page. We note similar non-conformity between your paragraphs on Fitness Advocates and Motorcyclists.

Delineation of the Market Area and Identification of Target Markets, page 19

22. We note your response to comment 33 of our letter dated December 17, 2010 and reissue that comment in part.

Marketing, page 20
Online Marketing, page 20

23. We reissue comment 34 of our letter dated December 17, 2010. Please revise your discussion of trends in online marketing to update your disclosure to include information from 2010.

24. In this regard, we note the removal of your analysis of online retailing from previous years. To the extent you can provide information on web sales and online retailing over the past few years it is preferable to only providing information for the most recent year.

12 Month Growth Strategy and Milestones, page 20

25. We note your response to comment 37 of our letter dated December 17, 2010 and reissue that comment in part. We remain unclear on exactly what you are referring to when discussing vertical apparel markets. Please revise your fourth bullet point under 7-9 Months on page 21, and elsewhere as appropriate, to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.

26. Please revise your list of milestones in this section to discuss when you intend to establish relationships with providers of manufacturing, warehousing and distribution outsourcing services.

Management's Discussion and Analysis or Plan of Operation, page 24
Proposed Milestones to Implement Business Operations, page 24

27. We reissue in part comment 42 of our letter dated December 17, 2010. Please revise your discussion here to also quantify the source of your liquidity since inception.

28. We reissue in part comment 43 of our letter dated December 17, 2010. Please clarify whether the $2,000 allocation of proceeds for Product Development as discussed under 0-3 Months will be used to pay management for services rendered.

29. We note your reference to "viral marketing" under 4-6 Months on page 25. Please revise your discussion under Online Marketing on page 20 to discuss your plans for "viral marketing," including the steps you anticipate as being necessary to bring such a marketing strategy to fruition.

30. We note your revisions to the second paragraph under 10-12 Months on page 25 regarding how you estimated costs. Please provide additional details on where you obtained the data for basic website and marketing costs for a small company. Furthermore, clarify in your amended filing whether any of these costs are derived from information obtained from actual service providers, whether or not you have engaged in negotiations or established a relationship with such providers.

Directors, Executive Officers, Promoters and Control Persons, page 26
Anthony Pasquale, President and Chief Executive Officer, page 27

31. We note your statement in the first paragraph of this section that Mr. Pasquale has been the director of certain privately held companies. Please revise your discussion of his business background to disclose the names of such companies.

32. We note that you refer to several companies that Mr. Pasquale has worked for such as "24hr fitness" and "anytime fitness" among others. Please revise your discussion on page 27 to provide the full name of such entities.

33. Please revise your disclosure in this section to clearly indicate when Mr. Pasquale worked at the different business described and which position(s) he held during those time periods. For example, we note that Mr. Pasquale was apparently promoted to "GM" of "24hr fitness" in June 2009 despite having only worked there from December 2002 to September 2005 and having become the co-owner and "GM" of "Lifestyle fitness" in June 2009.

34. Please describe or clarify Mr. Pasquale's employment, if any, during the period between September 2005 and November 2006.

35. Please revise your disclosure to clarify that Mr. Pasquale has not graduated from the University of Nevada Las Vegas. Please also disclose when he initially enrolled.

Executive Compensation, page 27

36. We reissue comment 48 of our letter dated December 17, 2010. Please revise your Summary Compensation Table to follow the format required by Item 402(n) or Item 402(c) of Regulation S-K.

37. We reissue comment 49 of our letter dated December 17, 2010. We note that you have listed $10,000,000 worth of restricted stock awards in the Summary Compensation Table. Please revise to provide the aggregate grant date fair value of the restricted stock received by Mr. Pasquale as computed in accordance with FASB ASC Topic 718.

Certain Relationships and Related Transactions, page 29

38. We reissue in part comment 52 of our letter dated December 17, 2010. Please provide the information required by Item 404(a)(5) with regard to the loan from Mr. Pasquale.

Other Expenses of Issuance and Distribution, page II-1

39. We note the footnote added after your tabular disclosure in this section in response to comment 54 of our letter dated December 17, 2010. Please revise to clarify whether this footnote relates to a particular line item of the table. If it does not, please revise to simply state your arrangement with Triton Stock Transfer and to discuss any uncertainty that may exist in the total fees to be paid to Triton Stock Transfer at this time.

Exhibit 23.1

40. We note your response to comment 57 of our letter dated December 17, 2010, but we do not see the revisions made to the consent. Please have your independent registered public accounting firm consent to the reference to it on page 17 as experts in accounting and auditing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Harold P. Gewerter, Esq.
       Fax: (702) 382-1759